UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Safe Bulkers, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

Y7388L103

(CUSIP Number)

Ioannis Bertsis
Authorized Representative
Vorini Holdings Inc.
Apt. No. D11, Les Acanthes
6 Avenue des Citronniers, MC98000
Monaco

+377 93 25 05 75

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y7388L103	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS
Vorini Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
19,426,015
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
19,426,015

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,426,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.28%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	This calculation is based on 83,444,566 shares of common stock of Safe Bulkers, Inc. outstanding as of September 30, 2014, as described in the Nine-Month Period Ended September 30, 2014 Unaudited Interim Condensed Consolidated Financial Report of Safe Bulkers, Inc., filed on Form 6-K on November 6, 2014.

CUSIP No. Y7388L103	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS
Polys Hajioannou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
45,275,141
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
45,275,141

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,275,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.26%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	This calculation is based on 83,444,566 shares of common stock of Safe Bulkers, Inc. outstanding as of September 30, 2014, as described in the Nine-Month Period Ended September 30, 2014 Unaudited Interim Condensed Consolidated Financial Report of Safe Bulkers, Inc., filed on Form 6-K on November 6, 2014.

CUSIP No. Y7388L103	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS
Nicolaos Hadjioannou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
22,426,015
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
22,426,015

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,426,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.88%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	This calculation is based on 83,444,566 shares of common stock of Safe Bulkers, Inc. outstanding as of September 30, 2014, as described in the Nine-Month Period Ended September 30, 2014 Unaudited Interim Condensed Consolidated Financial Report of Safe Bulkers, Inc., filed on Form 6-K on November 6, 2014.

CUSIP No. Y7388L103	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS
Bellapais Maritime Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
5,000,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
5,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.99%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	This calculation is based on 83,444,566 shares of common stock of Safe Bulkers, Inc. outstanding as of September 30, 2014, as described in the Nine-Month Period Ended September 30, 2014 Unaudited Interim Condensed Consolidated Financial Report of Safe Bulkers, Inc., filed on Form 6-K on November 6, 2014.

CUSIP No. Y7388L103	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS
Kyperounta Maritime Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
5,000,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
5,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.99%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	This calculation is based on 83,444,566 shares of common stock of Safe Bulkers, Inc. outstanding as of September 30, 2014, as described in the Nine-Month Period Ended September 30, 2014 Unaudited Interim Condensed Consolidated Financial Report of Safe Bulkers, Inc., filed on Form 6-K on November 6, 2014.

CUSIP No. Y7388L103	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS
Lefkoniko Maritime Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
5,000,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
5,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.99%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	This calculation is based on 83,444,566 shares of common stock of Safe Bulkers, Inc. outstanding as of September 30, 2014, as described in the Nine-Month Period Ended September 30, 2014 Unaudited Interim Condensed Consolidated Financial Report of Safe Bulkers, Inc., filed on Form 6-K on November 6, 2014.

CUSIP No. Y7388L103	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSONS
Akamas Maritime Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
5,849,126
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
5,849,126

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,849,126
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.01%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	This calculation is based on 83,444,566 shares of common stock of Safe Bulkers, Inc. outstanding as of September 30, 2014, as described in the Nine-Month Period Ended September 30, 2014 Unaudited Interim Condensed Consolidated Financial Report of Safe Bulkers, Inc., filed on Form 6-K on November 6, 2014.

CUSIP No. Y7388L103	Page 9 of 15 Pages

1	NAMES OF REPORTING PERSONS
Chalkoessa Maritime Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
5,000,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
5,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.99%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	This calculation is based on 83,444,566 shares of common stock of Safe Bulkers, Inc. outstanding as of September 30, 2014, as described in the Nine-Month Period Ended September 30, 2014 Unaudited Interim Condensed Consolidated Financial Report of Safe Bulkers, Inc., filed on Form 6-K on November 6, 2014.

CUSIP No. Y7388L103	Page 10 of 15 Pages

1	NAMES OF REPORTING PERSONS
Kition Holding Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,000,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.60%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	This calculation is based on 83,444,566 shares of common stock of Safe Bulkers, Inc. outstanding as of September 30, 2014, as described in the Nine-Month Period Ended September 30, 2014 Unaudited Interim Condensed Consolidated Financial Report of Safe Bulkers, Inc., filed on Form 6-K on November 6, 2014.

CUSIP No. Y7388L103	Page 11 of 15 Pages

This Amendment No. 2 (the “Amendment No. 2”) amends the Report on Schedule 13D originally filed on November 13, 2013 (the “Original 13D”, and as amended by the Amendment No. 1 to Schedule 13D filed on December 20, 2013, the “Amended 13D”) by Vorini Holdings Inc., Polys Hajioannou, Nicolaos Hadjioannou, Bellapais Maritime Inc., Kyperounta Maritime Inc., Lefkoniko Maritime Inc., Akamas Maritime Inc., Chalkoessa Maritime Inc. and Kition Holding Corp., (collectively, the “Reporting Persons”).

Unless indicated otherwise, all items left blank remain unchanged, and any items which are deemed to amend and update the existing items in the Amended 13D.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock of Safe Bulkers, Inc., a Marshall Islands corporation (the “Issuer”). The representation office in Greece of the Issuer is located at: 30-32 Avenue Karamanli, 16605 Voula, Athens, Greece.

As of December 12, 2014, the Reporting Persons beneficially owned an aggregate of 48,275,141 shares of the common stock representing approximately 57.85% of the shares of the common stock issued and outstanding.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented by the addition of the following:

Akamas has made and intends to make purchases pursuant to the Plan described in Item 4 below of up to 1,500,000 shares of common stock from time to time at various purchase prices using cash on hand. There is no assurance that any further purchases will be made.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented by the addition of the following:

The transactions reported in clause (c) of Item 5 by Akamas, were made pursuant to a Rule 10b-18 purchase plan with respect to purchase common stock of the Issuer (the “Plan”). Under the Plan, Akamas may purchase up to 1,500,000 shares of the outstanding common stock from time to time until the end of the close of business on May 8, 2015. Purchases under the Plan have been, and will be, effected in the discretion of Morgan Stanley Smith Barney LLC in the open market or in privately negotiated transactions in compliance with applicable laws and regulations, including the safe harbor provisions of Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Akamas has not had, and will not have, any control, influence, or authority over purchases made pursuant to the Plan, but Akamas may terminate the Plan at any time without prior public notice.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby supplemented by the addition of the following:

(a), (b)

Based upon the Nine-Month Period Ended September 30, 2014 Unaudited Interim Condensed Consolidated Financial Report of the Issuer, filed on Form 6-K on November 6, 2014, as of September 30, 2014, there were 83,444,566 shares of the common stock outstanding.

CUSIP No. Y7388L103	Page 12 of 15 Pages

Based on the foregoing, the 48,275,141 shares of the common stock beneficially owned by the Reporting Persons represent approximately 57.85% of the shares of the common stock issued and outstanding.

Akamas may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 5,849,126 shares of common stock.

The Reporting Persons are responsible for the completeness and accuracy of the information concerning the Reporting Persons contained herein.

As of the date hereof, none of the Reporting Persons own any shares of the common stock other than the Subject Shares covered in this statement on Schedule 13D.

(c) The trading dates, number of shares of common stock of the Issuer purchased and sold (together with price per share) by the Reporting Persons in the past 60 days are set forth on Exhibit 99.2. The Reporting Person identified in Exhibit 99.2, upon request from the staff of the Securities and Exchange Commission, undertakes to provide to the staff of the Securities and Exchange Commission full information regarding the number of shares purchased and each separate price.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented by the addition of the information contained in Item 4 of this Amendment, which is herein incorporated by reference:

As described in Item 4, Akamas has executed trades in the Issuer’s common stock. Such trades were executed pursuant to Plan. The Plan is intended to satisfy the requirements of Rule 10b5-1(c)(1) under the Exchange Act. The Plan provides for the purchase in the open market or in privately negotiated transactions of a maximum of 1,500,000 common stock of the Issuer during the period November 18, 2014 through May 8, 2015. All of the 1,500,000 common stock may not be purchased during such period. The Plan may be terminated by Akamas at any time. The foregoing description of the Plan does not purport to be complete and are qualified in its entirety by reference to the Plan, which is filed as Exhibit 99.3 hereto and is incorporated into this report by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit

99.2	Schedule of Transactions in the common stock of the Issuer.

99.3	10b5-1 Stock Purchase Plan. dated as of November 10, 2014, between Morgan Stanley Smith Barney LLC, and Akamas Maritime Inc.

CUSIP No. Y7388L103	Page 13 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2014.

VORINI HOLDINGS INC.

By:	/s/ Polys Hajioannou
Name: Polys Hajioannou
Title: President and Director

Polys Hajioannou

/s/ Polys Hajioannou

Nicolaos Hadjioannou

/s/ Nicolaos Hadjioannou

BELLAPAIS MARITIME INC.

By:	/s/ Polys Hajioannou
Name: Polys Hajioannou
Title: President and Director

KYPEROUNTA MARITIME INC.

By:	/s/ Polys Hajioannou
Name: Polys Hajioannou
Title: President and Director

LEFKONIKO MARITIME INC.

By:	/s/ Polys Hajioannou
Name: Polys Hajioannou
Title: President and Director

AKAMAS MARITIME INC.

By:	/s/ Polys Hajioannou
Name: Polys Hajioannou
Title: President and Director

CUSIP No. Y7388L103	Page 14 of 15 Pages

CHALKOESSA MARITIME INC.

By:	/s/ Polys Hajioannou
Name: Polys Hajioannou
Title: President and Director

KITION HOLDING CORP.

By:	/s/ Nicolaos Hadjioannou
Name: Nicolaos Hadjioannou
Title: President and Director

Page 15 of 15 Pages

EXHIBIT INDEX

Exhibit	Description
99.2	Schedule of Transactions in the common stock of the Issuer.

99.3	10b5-1 Stock Purchase Plan. dated as of November 10, 2014, between Morgan Stanley Smith Barney LLC, and Akamas Maritime Inc.